CHESAPEAKE UTILITIES CORPORATION
909 Silver Lake Boulevard
Dover, Delaware 19904

June 30, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: Form RW - Request for Withdrawal
Registration Statement on Form S-3
Filed on June 21, 2006
File No. 333-135204

Ladies and gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Chesapeake Utilities Corporation (the “Company”), hereby makes application to withdraw its registration statement on Form S-3, filed on June 21, 2006, File No. 333-135204 (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date. We are making this request for withdrawal due to filing the registration statement with an improper EDGAR tag; we will be re-filing the registration statement with the proper EDGAR tag.

Pursuant to the Registration Statement, the Company proposed to register shares of its common stock, par value $0.4867 per share, and/or debt securities of the Company (together, the “Securities”) for sale by the Company. The Registration Statement has not been declared effective, and none of the Securities have been issued or sold pursuant to the Registration Statement. No shareholder of the Company has a right to require such registration or to sell any of the Securities that were the subject of the Registration Statement.

Accordingly, the Company hereby requests that the Commission grant the withdrawal of the Registration Statement and credit to the Company’s account all fees paid by the Company in connection with the filing of the Registration Statement for future use by the Company pursuant to Rule 457(p). Please provide a copy of any order issued to the undersigned via mail and via facsimile to (302) 734-6750.

If you have any questions with respect to his matter, please contact the Company’s counsel, Jeffery Q. Jonasen, at 407-649-4082. Thank you.

Sincerely,

/s/ Michael P. McMasters
Michael P. McMasters
Senior Vice President and Chief Financial Officer